Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    August    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________

PINE VALLEY ANNOUNCES AVERAGE
COAL SELLING PRICE OF US$52.11 PER TONNE FOR INITIAL SALES

VANCOUVER, BRITISH COLUMBIA, August 17, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") is pleased to announce that it has concluded sales negotiations for the sale of 435,000 tonnes of its pulverized coal injection ("PCI") product for the period September 2004 to March 31, 2005 with customers who represent a number of the premier steel producers in Asia and Europe. The weighted average price for the PCI coal to be sold under these contracts is US$52.11 per tonne. The Company is presently completing the formal documentation for these sales. Of the 435,000 tonnes, 300,000 tonnes is being sold under agreements typical for the industry, with multi-year terms and annual price negotiations. The Company is also continuing negotiations to complete sales of approximately 225,000 additional tonnes, representing production that it expects to have available for sale in the period from January 2005 through March 31, 2005. The Company's Willow Creek coal mine commenced commercial-scale coal production on July 30, 2004.

The average sales price achieved to date reflects a number of factors. In particular, a portion of the sales were arranged in conjunction with the C$10 million debt financing with Marubeni Corporation ("Marubeni") of Japan announced in April, 2004. Since then, the Company has worked with Marubeni to conclude sales initiated by Marubeni in its role as the Company's sales agent in Japan, Korea and Taiwan.

The Company is also pleased to report that coal production is proceeding.
At the same time, site preparation, engineering design, equipment procurement, and construction of facilities to increase production continue as planned.

More detailed information on Pine Valley and the Willow Creek coal mine are available on the Company's web site: www.pinevalleycoal.com.




PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie                       Ray Lagace
President & CEO                        Head of Investor Relations
(604) 682-4678                        (604) 682-4678
Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com          rlagace@pinevalleycoal.com



The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.









                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    August 17, 2004                    " Graham Mackenzie "
                                      President and Chief Executive Officer